CM

09056483

ES
GE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8-41354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

[redacted]

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Richard Taylor and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), for the year ended December 31, 2008, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/20/09

Chief Executive Officer
Title

Melodie L. Strawn
Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Signature: [signature] Date: 2/18/09

Chief Financial Officer
Title

[signature]
Notary Public

JUSTIN MEEK
COMM. #1588095
NOTARY PUBLIC • CALIFORNIA
PLACER COUNTY
Comm. Exp. JUNE 17, 2009

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition
as of December 31, 2008 and Independent
Auditors' Report and Supplemental
Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Clearing, LLC
Arlington, Virginia

We have audited the accompanying statement of financial condition of E*TRADE Clearing, LLC, (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Clearing, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands)

ASSETS

Cash and cash equivalents	$ 517,992
Cash required to be segregated under Federal or other regulations	1,063,000
Receivable from customers, less allowance for doubtful accounts of $8,895	2,662,809
Receivables from brokers, dealers and clearing organizations	241,146
Deposits with clearing organizations	83,443
Receivables from affiliated companies	2,162
Other assets	22,074
TOTAL	$ 4,592,626

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to customers	$ 3,422,053
Payables to brokers, dealers and clearing organizations	327,231
Income tax payable	58,489
Payables to Parent and affiliated companies	13,390
Deferred tax liabilities, net	8,713
Payable to non-customers	5,346
Accounts payable, accrued and other liabilities	41,805
Total liabilities	3,877,027
MEMBER'S EQUITY	715,599
TOTAL	$ 4,592,626

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Clearing LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") . The Company is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

Nature of Operations – The Company clears and settles securities transactions for customers of other broker-dealers, including E*TRADE Securities LLC ("E*TRADE Securities"), E*TRADE Capital Markets, LLC ("E*TRADE Capital Markets") and E*TRADE Securities Ltd. ("E*TRADE UK"), all affiliated broker-dealers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates – The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the allowance for doubtful accounts, estimates of effective tax rates and deferred taxes.

Share-Based Payments – The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payment expense in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R) revised 2004, *Share-Based Payment* ("SFAS No. 123(R)"), and Staff Accounting Bulletin No. 107, *Share-Based Payment*. SFAS No. 123(R) requires that the Company record compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlying assumptions to these fair value calculations are discussed in Note 8 – Employee Share-Based Payments and Other Benefits. Additionally, the Parent elected to adopt FASB Staff Position ("FSP") No. FAS 123(R)-3-*Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*. This allows the Parent and the Company to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to SFAS No. 123(R).

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash equivalents.

Cash Required to be Segregated under Federal or Other Regulations – At December 31, 2008, the Company had interest-bearing cash deposits of $1,053,000,000 maintained in special reserve bank accounts for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2008, the Company also had interest-bearing cash deposits of $10,000,000 maintained in a special reserve bank for the benefit of proprietary accounts of introducing broker-dealers ("PAIB") customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivable from and Payable to Customers – Customer securities transaction are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations – Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), margin deposits and net receivables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Fair Value – Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value of its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis in accordance with SFAS No. 157. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. For additional information regarding the adoption of SFAS No. 157, see Note 2 – Fair Value Disclosures.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities approximate fair value.

Income Taxes – The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. In accordance with SFAS No. 109, income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the criteria under Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which states that an uncertain tax position must be more likely than not of being sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position.

New Accounting Standards – Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

SFAS No. 157- Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The Company adopted this statement on January 1, 2008 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis, the effects of which were not material to the financial condition. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. The Company does not expect the adoption of these provisions to have a material impact on the Company's financial condition. In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP No. FAS 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active. The adoption of FSP No. FAS 157-3, which was effective upon issuance for prior periods for which the statement of financial condition had not been issued, did not have a material impact on the Company's financial condition. For additional information regarding the adoption of SFAS No. 157, see Note 2 – Fair Value Disclosures.

SFAS No. 159- The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted this statement on January 1, 2008 and did not elect the fair value option for any financial assets or financial liabilities. As such, the adoption of this statement did not have a material impact on the Company's financial condition.

SFAS No. 162- The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the statement of financial condition that are presented in conformity with GAAP. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition.

2. FAIR VALUE DISCLOSURES

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value of its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis in accordance with SFAS No. 157. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis.

In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy established in SFAS No. 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The standard describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation Techniques

The fair value of U.S. Treasuries is based on quoted market prices in active markets. U.S. Treasuries are classified as Level 1 of the fair value hierarchy.

Recurring Fair Value Measurements

Deposits with clearing organizations include $28.0 million as of December 31, 2008 of U.S. Treasuries classified as Level 1 of the fair value hierarchy.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivable:	
Securities borrowed	$ 210,605
Receivable from clearing organizations	11,021
Securities failed to deliver	1,676
Other	17,844
Total	$ 241,146
Payable:	
Securities loaned	$ 288,384
Payable to clearing organizations	1,448
Securities failed to receive	5,097
Other	32,302
Total	$ 327,231

Included in Other is a payable to Lehman Brothers related to settled securities lending transactions.

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NON-CUSTOMERS

Receivable from customers of $2,662,809,000 net of allowance for doubtful accounts of $8,895,000, primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payable to customers of $3,422,053,000 primarily consists of cash balances and other customer funds pending completion of securities transactions. Interest is paid on certain customer credit balances as directed by the introducing broker-dealers. Payable to non-customers of $5,346,000 consists primarily of a $5,077,000 clearing deposit with E*TRADE Securities and a $243,000 clearing deposit with E*TRADE Capital Markets. Interest is paid on certain non-customer credit balances as directed by the introducing broker-dealers.

5. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $425,000,000 to finance margin lending. From January 1, 2008 to December 31, 2008, the Company did not utilize these facilities. At December 31, 2008, there were no amounts outstanding under these facilities.

In addition, the Company has an unsecured line of credit with the Bank to finance margin lending. From January 1, 2008 to December 31, 2008, the Company utilized this line of credit 299 days with an average overnight borrowing of $873,698,000 at a weighted average rate of 2.72%. At December 31, 2008, there was no amount outstanding under this line of credit.

6. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from E*TRADE Brokerage Services, Inc., an affiliated company.

The Parent also has an agreement with the Company to reimburse the Company for compensation costs incurred by the Company for certain officers.

Lease commitments are allocated by the Parent based on square footage.

The Company clears trades on a fully disclosed basis for E*TRADE Securities. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and generally remits such amounts to E*TRADE Securities within thirty days. At December 31, 2008, the amount payable to E*TRADE Securities of $9,785,000 represents a portion of the June 2008 collections.

The Company also clears trades on a fully disclosed basis for E*TRADE Capital Markets and E*TRADE UK.

The Company, at the direction of E*TRADE Securities, routes customer equity securities orders to a number of market-makers and market centers for execution, including E*TRADE Capital Markets, for which the Company receives payments, which are passed on to E*TRADE Securities.

E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balances at a negotiated rate that approximates market.

Payment and processing services are provided to the Company under agreements with the Bank.

7. INCOME TAXES

Effective January 1, 2007, the Company adopted FIN 48, which had no impact on our financial statements. The Company had no total gross unrecognized tax benefits as of January 1, 2007 and December 31, 2008. The Company's continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense.

The Company is included in the consolidated federal income tax return of the Parent. It also files tax returns in multiple states. The federal statute of limitations on assessments remains open for the tax years 2005-2008 and the statute of limitations in state jurisdictions remain open for the tax years 1999-2008.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets and liabilities are as follows (in thousands):

Deferred tax assets:	
Reserves and allowances	$ 3,739
Capitalized research and development	603
Other	101
Total deferred tax assets	4,443
Deferred tax liabilities	
Deferred compensation	(13,071)
Restructuring charges	(85)
Total deferred tax liabilities	(13,156)
Deferred tax liabilities, net	$ (8,713)

8. EMPLOYEE SHARE BASED PAYMENTS AND OTHER BENEFITS

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and most options expire within seven years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. As of December 31, 2008, 13.8 million shares were available for grant under the 2005 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. treasury zero-coupon bond where the remaining term equals the expected term. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders.

	Year Ended December 31, 2008
Expected volatility	53 %
Expected term (years)	4.5
Risk-free interest rate	3 %
Dividend yield	—

The Company's weighted-average fair value of options granted was $1.90 for the year ended December 31, 2008. Intrinsic value of options exercised was $19,000 for the year ended December 31, 2008.

A summary of the Company's option activity under the 2005 Plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008	11,097	$ 11.76		
Transfers, net [1]	255	$ 10.37		
Granted	5,442	$ 4.09		
Exercised	(10)	$ 3.04		
Canceled	(9,678)	$ 10.86		
Outstanding at December 31, 2008	7,106	$ 6.47	5.37	$—
Vested and expected to vest at December 31, 2008	6,802	$ 6.56	5.31	$—
Exercisable at December 31, 2008	4,162	$ 7.87	4.71	$—

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2008, there was $5,126,000 of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Restricted Stock Awards and Restricted Stock Units

The Parent issues restricted stock awards and restricted stock units to Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. These awards are issued at the fair market value on the date of grant and vest ratably over the period, generally two to four years. The fair value is calculated as the market price upon issuance.

A summary of the Company's non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2008	1,026	$ 12.83
Transfers, net [1]	119	$ 5.26
Issued	545	$ 3.21
Released (vested)	(772)	$ 9.02
Canceled	(373)	$ 18.33
Non-vested at December 31, 2008	545	$ 3.21

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

A summary of the Company's non-vested restricted stock unit activity is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008	—		
Issued	2,026		
Released	(1,004)		
Canceled	(6)		
Outstanding at December 31, 2008	1,016	0.49	$ 1,154
Vested and expected to vest at December 31, 2008	1,008	0.38	$ 1,144

As of December 31, 2008, there was $4,630,000 of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of restricted shares and restricted stock units vested was $3,846,000 for the year ended December 31, 2008.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan (the "2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005. In 2008, the Parent temporarily suspended the 2002 Purchase Plan due to the low number of shares remaining for issuance. At December 31, 2008, 212,650 shares were available for purchase under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program for eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008 the Company had net capital of $685,205,000 (21.23% of aggregate debit balances) which was $620,655,000 in excess of its required net capital of $64,549,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

10. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or the FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2008, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $3,715,000,000 which it can sell or repledge. Of this amount, $1,018,000,000 had been pledged or sold at December 31, 2008, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
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McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
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www.deloitte.com

February 26, 2009

To the Board of Directors and Member of
E*TRADE Clearing LLC
Arlington, Virginia

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP